Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

July 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 14, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from CleanTech Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one share of common stock, one-half of one warrant, and one right representing one-twentieth of one share of common stock
Common Stock, par value $0.0001 per share
Warrants
Rights

We further certify that the security described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts